UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______to ______

Commission File Number 0-11488

Penford Corporation

Savings and Stock Ownership Plan

(Full title of the plan)

Penford Corporation
7094 South Revere Parkway
Englewood, Colorado 80112

(Name of issuer and address of issuer’s principal executive office)

Penford Corporation
Savings and Stock Ownership Plan

Index to Financial Statements and Supplemental Schedule

Year Ended August 31, 2004

Report of Independent Registered Public Accounting Firm

Administrative Committee
Penford Corporation Savings and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Penford Corporation Savings and Stock Ownership Plan (the Plan) as of August 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended August 31, 2004. These financial statements are the responsibility of the Plan’s administrative committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s administrative committee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at August 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended August 31, 2004, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of August 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s administrative committee. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ehrhardt Keefe Steiner & Hottman PC
EHRHARDT KEEFE STEINER & HOTTMAN PC

Denver, Colorado
February 4, 2005.

Penford Corporation Savings and Stock Ownership Plan

Statements of Net Assets Available for Benefits

	August 31,
	2004	2003
Assets
Investments, at fair value:
Common trust funds	$18,427,203	$16,939,001
Common stock	9,272,112	11,983,031
Participant loans	271,671	326,625

	27,970,986	29,248,657

Receivables:
Due from broker for securities sold	—	182,231
Accrued interest and dividends	29,873	34,387

	29,873	216,618

Total assets	28,000,859	29,465,275

Liabilities
Accrued expenses	48,862	58,115

Net assets available for benefits	$27,951,997	$29,407,160

See accompanying notes.

Penford Corporation Savings and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended August 31, 2004

Additions
Investment income:
Net appreciation in fair value of investments	$358,435
Interest and dividends	155,954

514,389

Contributions:
Employer, net of forfeitures	779,303
Participants	1,608,357

2,387,660

Total additions	2,902,049

Deductions
Benefits paid to participants	4,166,952
Administrative expenses	190,260

Total deductions	4,357,212

Net decrease	(1,455,163)

Net assets available for benefits
Beginning of year	29,407,160

End of year	$27,951,997

      See accompanying notes.

Penford Corporation Savings and Stock Ownership Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Penford Corporation Savings and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the actual Plan document or the Summary Plan Description for a more complete description of the Plan’s provisions. Copies are available from the Plan’s Administrative Committee.

General

The Plan is a defined-contribution plan available to all U.S. employees, including part-time employees, who have worked a specified period of time for Penford Corporation (the Company), excluding however, certain employees whose terms of service are covered by a collective bargaining agreement unless otherwise agreed to by the bargaining parties. Currently, all union employees are eligible to participate in the Plan. Employees who have completed one month of service with the Company are eligible to participate in the Plan. The Plan was created effective September 1, 1984. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Effective September 1, 2001, participants may contribute a maximum of 16% of their eligible annual compensation. Participants may elect to invest their contribution in any of the Plan’s fund options, with the exception of the Penwest Pharmaceuticals Co. (PPCO) Stock Fund. Following the initial investment in the PPCO Stock Fund on September 1, 1998, which was a result of the tax-free distribution of the Company’s pharmaceuticals subsidiary, Penwest Pharmaceuticals Co., no additional investments are allowed to this fund. At any time, but limited to once per month, participants have the opportunity to change their investment option previously elected.

The Plan provides a 100% match on the first 3% of salary deferrals and a 50% match on the next 3% up to a maximum of 6% of the employee’s compensation. The match dollars are invested in the funds to which the participant directs his contributions. The Company may also make annual discretionary profit-sharing contributions to the Plan. Profit-sharing contributions are allocated based on participant compensation. There were no profit-sharing contributions paid to the Plan for fiscal year 2004.

Forfeitures are used to reduce employer contributions to the Plan for the next Plan year. In fiscal year 2004, $16,873 was applied to reduce employer contributions. As of August 31, 2004, the Plan had $1,404 in forfeitures available to offset future employer contributions.

Penford Corporation Savings and Stock Ownership Plan

Notes to Financial Statements

1. Description of the Plan (continued)

Participant Accounts

Individual accounts are maintained for all Plan participants. These accounts reflect participants’ contributions and related Company matching and profit-sharing contributions to the Plan as well as allocations of earnings or losses on the Plan’s investments. Allocations of Plan earnings are based on each participant’s account balance.

Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. Participants in the employ of the Company on or after September 1, 2001 are immediately vested in employer matching contributions, plus actual earnings thereon. Participants who terminated employment prior to September 1, 2001 were subject to the previous vesting schedule of 20% vesting each year over a five-year period with respect to employer matching contributions. All employer profit sharing contributions are also subject to a vesting schedule of 20% per year over a five-year period.

Payment of Benefits

Distributions to terminated participants for vested account balances are made in cash, unless elected to be made in Penford Corporation common stock, as soon as practicable after termination. Participants are eligible for distribution of 100% of their vested account balance, including both participant and employer contributions, as soon as practicable after their normal or postponed retirement date, at death, or at total disability, as defined by the Plan document. Participants with a vested balance of $5,000 or more may elect to maintain their account balance in the Plan until otherwise required to receive a distribution. Benefits are recorded when paid.

Hardship Withdrawals

Participants are entitled to request a hardship withdrawal of all or a portion of the balance in their 401(k) Contribution Account, excluding any income earned on their account after November 30, 1988. Such a withdrawal must qualify as an immediate and heavy financial need as defined in the Plan, and the amount requested must not exceed the amount necessary to meet such need.

Penford Corporation Savings and Stock Ownership Plan

Notes to Financial Statements

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan’s Administrative Committee. Principal and interest are paid ratably through payroll deductions.

Diversification of ESOP Accounts

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock, under the ESOP portion of the Plan, into investments which are more diversified. Participants who are at least age 55 with at least 10 years of employment may elect to diversify a portion of their ESOP accounts. Diversification is offered to each eligible participant over a six-year period. In each of the first five Plan years of the period, a participant may diversify up to 25 percent of the value of the Company stock allocated to his or her ESOP accounts. In the sixth year and all subsequent plan years, a participant may diversify up to 50 percent of the value of the Company stock allocated to his or her ESOP accounts.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are maintained on the accrual basis of accounting.

Penford Corporation Savings and Stock Ownership Plan

Notes to Financial Statements

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Assets of the Plan are invested in nine funds, including seven common trust funds and two common stock funds. The common stock funds are comprised of the Company’s common stock and the common stock of PPCO to the extent participants received PPCO shares in connection with the spin-off of PPCO in 1998. The unit value of each common trust fund is stated at fair value, determined on a daily basis by reference to the market values of the underlying assets.

Investments in common stock are stated at fair value based on closing market prices on the last business day of the year.

Participant loans are recorded at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document. Expenses paid or accrued by the Plan for 2004 were $190,260.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in interest rates, market values and credit ratings in the near term could materially affect the value

Penford Corporation Savings and Stock Ownership Plan

Notes to Financial Statements

of participants’ account balances, and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Investments

Individual investments whose fair value was in excess of 5% of Plan net assets at year-end were as follows:

	August 31,
	2004	2003

Penford Corporation common stock*	$6,848,529	$6,469,708
Penwest Pharmaceuticals Co. common stock*	2,423,583	5,513,323
Frank Russell Trust Company:

Short-Term Investment Fund	4,297,132	4,375,302

Global Aggressive Balanced Fund	6,282,289	5,995,952

Tactical Asset Allocation Fund	2,705,462	2,633,387

Global Equity Fund	3,154,643	2,661,759

* Includes nonparticipant-directed investments. See Note 4 for further detail.

During the year ended August 31, 2004, the Plan’s investments (including investments bought and sold, as well as held, during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized
and Unrealized
Appreciation (Depreciation)
in Fair Value
of Investments
Common trust funds	$1,432,735
Common stock	(1,074,300)

$358,435

Penford Corporation Savings and Stock Ownership Plan

Notes to Financial Statements

4. Nonparticipant-Directed Investments

The Penford Corporation Stock Fund and the PPCO Stock Fund both contain amounts, representing assets held under the Employee Stock Ownership Plan (“ESOP”) portion of the Plan, which are subject to certain ESOP diversification rules, and therefore, may be restricted with regard to participant investment direction. Accordingly, we are considering the Penford Corporation Stock and PPCO stock funds held in the ESOP portion of the Plan to be nonparticipant directed. Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

	August 31
	2004	2003
Investments, at fair value:

Penford Corporation common stock	$1,861,642	$1,690,690
Penwest Pharmaceuticals Co. common stock	583,140	1,300,731

	$2,444,782	$2,991,421

Year Ended
August 31, 2004
Changes in net assets:

Net depreciation in fair value of investments	$(189,182)
Interfund transfers	(36,107)
Benefits paid to participants	(321,350)

$(546,639)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Party-in-Interest

Certain Plan assets are invested in common trust funds managed by the Trustee as defined by the Plan. Assets are also invested in Company stock and former Company stock, also managed by the Trustee as defined by the Plan. Investments in the common trust funds and in Company stock qualify as transactions with a party-in-interest.

Penford Corporation Savings and Stock Ownership Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

EIN: 91—1221360 Plan Number: 003

August 31, 2004

		(c)
	(b)	Description of Investment Including
	Identity of Issue, Borrower,	Maturity Rate, Rate of Interest, Par,	(d)	(e)
(a)	Lessor, or Similar Party	or Maturity Value	Cost	Current Value

	Common Trust Funds

*	Frank Russell Trust Company	4,297,132 units of the Commingled Employee Benefit Funds Trust Short-Term Investment Fund	(1)	$4,297,132

*	Frank Russell Trust Company	246,654 units of the Commingled Employee Benefit Funds Trust Global Aggressive Balanced Fund	(1)	6,282,289

*	Frank Russell Trust Company	28,102 units of the Commingled Employee Benefit Funds Trust Growth Fund	(1)	769,160

*	Frank Russell Trust Company	39,358 units of the Commingled Employee Benefit Funds Trust Small Capitalization Fund	(1)	897,372

*	Frank Russell Trust Company	13,415 units of the Commingled Employee Benefit Funds Trust All International Fund	(1)	321,145

*	Frank Russell Trust Company	86,492 units of the Commingled Employee Benefit Funds Trust Tactical Asset Allocation Fund	(1)	2,705,462

*	Frank Russell Trust Company	96,354 units of the Commingled Employee Benefit Funds Trust Global Equity Fund	(1)	3,154,643

				18,427,203
	Common Stock

*	Penford Corporation	401,909 common shares	$5,249,331	6,848,529

	Penwest Pharmaceuticals Co.	225,240 common shares	1,903,217	2,423,583

				9,272,112

*	Participant Loans	Interest rates range from 5.00% to 10.50% maturing through 2018, collateralized by participant accounts	0	$271,671

				$27,970,986

* Denotes party-in-interest to the Plan.

(1) Cost information is omitted as investments are participant directed.

SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penford Corporation Savings and Stock Ownership Plan
February 28, 2005	By:	/s/ Steven O. Cordier
Steven O. Cordier
Penford Corporation Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
23	Consent of Independent Registered Public Accounting Firm